THE UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Neonode Inc.

(Name of Issuer)

Common Stock, par value, $0.001 per share

(Title of Class of Securities)

64051M709

(CUSIP Number)

Ulf Rosberg, Fafnervaegen 2, 18266 Djursholm, Sweden, +46705169402

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2018

(Date of Event Which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64051M709

(1)	Name of reporting person:

Ulf Rosberg

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐
(3)	SEC use only

(4)	Source of funds (see instructions): PF

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐

(6)	Citizenship or place of organization:

Sweden

Number of shares beneficially owned by each reporting person with

(7) Sole voting power: 0

(8) Shared voting power: 1,706,623*

(9) Sole dispositive power: 0

(10) Shared dispositive power: 1,706,623*

(11)	Aggregate amount beneficially owned by each reporting person: 1,706,623*

(12)	Check if the aggregate amount in row (11) excludes certain shares (see instructions): ☐

(12)	Percent of class represented by amount in row (11): 19.1%

(13)	Type of reporting person (see instructions): IN

*	The shares are owned directly by UMR Invest AB, an entity beneficially owned by Mr. Rosberg. Includes warrants exercisable for 116,667 shares.

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The Schedule 13D filed on August 18, 2017 (the “Schedule 13D”), by Ulf Rosberg (the “Reporting Person”) relating to the common stock, par value $0.001 per share (the “Common Stock”), of Neonode Inc., a Delaware corporation (the “Issuer), as amended on March 26, 2018 and August 16, 2018, is hereby amended and supplemented as set forth below by this Amendment No. 3 to the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The Reporting Person beneficially owns 1,706,623 shares of Common Stock. The shares are owned directly by UMR Invest AB, an entity beneficially owned by the Reporting Person. As a result, the Reporting Person may be deemed to share voting and dispositive power over the Common Stock with UMR Invest AB.

The number of shares beneficially owned include warrants exercisable for 116,667 shares of Common Stock at a purchase price of $20.00 per share. The warrants were acquired on August 8, 2017 and became exercisable on August 8, 2018.

The number of shares beneficially owned reflects a 1-for-10 reverse split that the Common Stock underwent on October 1, 2018.

Over the past sixty days, the Reporting Person acquired 1,138,796 shares of Common Stock on December 28, 2018 as referenced in Item 6 below.

No person other than the Reporting Person and UMR Invest AB is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, shares of the Common Stock.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person beneficially acquired 1,138,796 shares of Common Stock on December 28, 2018 pursuant to a Securities Purchase Agreement with the Issuer dated December 20, 2018.

Item 7. Material to be Filed as Exhibits.

Securities Purchase Agreement, dated as of December 20, 2018 (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 28, 2018 (file no. 1-35525).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 7, 2019

By:	/s/ Ulf Rosberg
Name: Ulf Rosberg

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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